U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

FORM 4
                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
o Check this box if no longer
subject to Section 16.

               Filed pursuant to Section 16(a) of the Securities
            Exchange Act of 1934, Section 17(a) of the Public Utility
         Holding Company Act of 1935 or Section 30(f) of the Investment
                               Company Act of 1940

Form 4 or Form 5
obligations may continue.
See Instruction 1(b).


1. Name and Address of Reporting Person:
    CyberAmerica Corporation
    268 West 400 South - Suite 300
    Salt Lake City, Utah 84101

2. Issuer Name and Ticker or Trading Symbol:
    Kelly's Coffee Group, Inc.
    OTC-Bulletin Board Symbol = KLYS

3. IRS or Social Security Number of Reporting Person (Voluntary):

4. Statement for Month/Year:
    September 2000

5. If Amendment, Date of Original(Month/Year):

6. Relationship of Reporting Person to Issuer (Check all applicable):
  _____ Director                    _______10% Owner

  _____ Officer(give title below)   __X___Other (specify below)

CyberAmerica has a beneficial ownership of 14.6% of the outstanding Kelly's shares. 1.1% of these shares are directly held by CyberAmerica while 13.5% are indirectly held through its subsidiaries (Hudson Consulting Group, Inc. and Oasis International Hotel and Casino, Inc.).

                   Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security 2. Transaction   3. Transaction  4. Securities Acquired (A) 5. Amount of     6. Ownership      7. Nature
    (Instr. 3)            Date             Code           or Disposed of (D)       Securities         Form:         of Indirect
                     (Month/Day/Year)   (Instr. 8)        (Instr. 3, 4 and 5)      Beneficially    Direct (D) or     Beneficial
                                                                                  Owned at End     Indirect (I)      Ownership
                                                                                   of Month        (Instr. 4)       (Instr. 4)
                                                                                  (Instr. 3 and 4)
                                                               (A) or
                                         Code     V    Amount    (D)    Price
Common Stock         September 27, 2000     S            20,000     D    $0.0761    7,623,340       D



Reminder:  Report on a separate line for each class of securities beneficially
                          owned directly or indirectly.                  (Over)
                          (Print or Type Responses)             SEC 1474 (8-92)


FORM 4(continued)          Table II -- Derivative
                      Securities Acquired, Disposed of, or
                     Beneficially Owned (e.g., puts, calls,
                         warrants, options, convertible
                                   securities)

1. Title of    2. Conversion or  3. Transaction      4. Trans-    5. Number of        6. Date          7. Title and       8. Price
   Derivative Exercise Price of  Date (Month/           action      Derivative       Exercisable and     Amount of            of
   Security     Derivative        Day/Year)             Code        Securities      Expiration Date      Underlying          Deriv-
  (Instr. 3)     Security                            (Instr. 8)    Acquired (A) or     (Month/         Securities           ative
                                                                    Disposed of (D)    Day/Year)      (Instr. 3 and 4)     Security
                                                                  (Instr. 3, 4,& 5)                                        (Instr.5)
                                                                                      Date    Expir-           Amt.. or
                                                      Code  V      (A)     (D)        Exer-   ation    Title    No.of
                                                                                     cisable   Date             Shares




                         Table II (continued)

9. Number          10.Owner-       11. Nature
    of             ship Form            of
 Derivative           of             Indirect
 Securities       Derivative        Beneficial
Beneficially       Security:          Owner-
   Owned at         Direct (D)         ship
   End of         or Indirect       (Instr. 4)
    Month            (I)
(Instr. 4)         (Instr. 4



Explanation of Responses:

CyberAmerica Corporation has held 605,000 shares Kelly's Coffee Group, Inc. since August 25, 1997. This is the first transaction directly involving its beneficial ownership of Kelly's Coffee Group, Inc. shares since that time. For a more complete picture of CyberAmerica's indirect beneficial ownership of Kelly's Coffee, please see the Form 4 filings of its subsidiaries Canton Financial Services, Inc., Hudson Consulting Group, Inc., and Oasis International Resorts and Casino, Inc.



** Intention misstatements or omission of facts constitute
         Federal Criminal Violations.
 See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

     /s/Richard D. Surber                                    October 10, 2000
     -------------------------                                -------------
  **Signature of Richard D. Surber, President,                    Date
  CyberAmerica Corporation


Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, See Instruction 6 for procedure.
                                                                         Page 2
                                                               SEC 1474 (8-92)